[redacted]

06001918

SECL SSION
Washington, D.C. 20549

BB 3/16 AB 3/30

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45215 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JAN. 1, 2005 AND ENDING Dec. 31, 2005
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGNA Securities Corp

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue - Suite 2220
(No. and Street)

New York NY 10175
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter D. Willner, CPA
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail, Saddle River, NJ 07458
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2006
WASH, D.C.
152

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, PATRICIA WINANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAGNA Securities Corp, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Winans
Signature

CEO
Title

SWORN TO BEFORE ME ON THE 24th DAY OF FEBRUARY, 2006

Liisi Vanaselja
Notary Public

LIISI VANASELJA
Notary Public, State Of New York
No. 01VA6060680
Qualified In Queens County
Commission Expires 6/25/2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MAGNA SECURITIES CORP.

# COMPARATIVE FINANCIAL STATEMENTS
# FOR THE YEARS ENDING
# DECEMBER 31, 2005 AND 2004

# MAGNA SECURITIES CORP.

## COMPARATIVE FINANCIAL STATEMENTS
## FOR THE YEARS ENDING
## DECEMBER 31, 2005 AND 2004

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

## REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholders of
MAGNA SECURITIES CORP.

We have audited the accompanying balance sheet of **MAGNA SECURITIES CORP.** as of December 31, 2005 and 2004 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MAGNA SECURITIES CORP.** as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2006

Peter D. Willner, C.P.A.

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

# REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
MAGNA SECURITIES CORP.

We have examined the financial statements of **MAGNA SECURITIES CORP.** as of December 31, 2005 and have issued our report thereon dated February 21, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the year ending December 31, 2005, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

**February 21, 2006** **Peter D. Willner, C.P.A.**

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| **INCOME** | | |
| Commissions | $ 12,633,369 | $ 8,512,888 |
| Trading income/(loss) | 749,037 | (923,093) |
| Interest income | 14,212 | 170,565 |
| Dividend income | - | - |
| **Total Income** | **$ 13,396,618** | **$ 7,760,360** |
| **EXPENSES** | | |
| Subordinated loan interest **(Note 6)** | $ 156,000 | $ 120,000 |
| Interest expense | 180,849 | 144,641 |
| Marketing services | 4,695,218 | 2,591,207 |
| Employee compensation | 2,719,081 | 1,846,264 |
| Office expenses | 246,730 | 114,786 |
| Clearing commissions, floor brokerage | 2,842,091 | 1,755,422 |
| Regulatory fees | 18,493 | 30,838 |
| Insurance expense | 52,671 | 33,163 |
| Entertainment | 56,376 | 70,434 |
| Professional fees | 87,849 | 69,117 |
| Travel | 136,354 | 96,999 |
| Quotation service | 643,318 | 660,432 |
| Dues and subscriptions | 32,312 | 59,199 |
| Telephone & communications expense | 124,169 | 115,562 |
| Depreciation & amortization expense | 166,635 | 151,874 |
| Rent expense **(Note 3)** | 483,677 | 441,856 |
| Consulting fees | 15,458 | 47,287 |
| Equipment leasing | 170,713 | 142,555 |
| Other administrative expenses | 91,089 | 87,775 |
| **Total Expenses** | **$ 12,919,083** | **$ 8,579,411** |
| Net Income/(Loss) before Federal Income Tax | $ 477,535 | $ (819,051) |
| Federal Income Tax Provision **(Note 2)** | - | - |
| **NET INCOME/(LOSS)** | **$ 477,535** | **$ (819,051)** |
| **Earnings/(Loss) per share (Note 5)** | **$ 4,775.00** | **$ (8,190.51)** |

**The accompanying notes are an integral part of the financial statements.**

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | Contributed Capital | Undistributed Profit | 2005 | 2004 |
|---|---|---|---|---|
| Stockholders' Equity, Beginning | $ 100 | $ 727,360 | $ 465,409 | $ 727,460 |
| Add: Paid in Capital | 557,000 | | - | 557,000 |
| Net Income/(Loss) | | | 477,535 | (819,051) |
| (Less): Distributions | - | | - | - |
| Stockholders' Equity, Ending | $ 557,100 | $ 727,360 | $ 942,944 | $ 465,409 |

**The accompanying notes are an integral part of the financial statements.**

MAGNA SECURITIES CORP.

COMPARATIVE BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash | | $ 1,123,382 | | $ 469,247 |
| Cash deposit at brokers and dealers | | 110,269 | | 110,050 |
| Due from brokers and dealers | | - | | 163,199 |
| Commissions receivable | | 585,566 | | 183,790 |
| Total Current Assets | | $ 1,819,217 | | $ 926,286 |
| Investments and Funds | | $ 20,594 | | $ - |
| Fixed Assets: | | | | |
| Furniture and fixtures | | $ 245,373 | | $ 229,316 |
| Computer equipment | | 383,879 | | 368,799 |
| Leasehold improvements | | 287,513 | | 261,143 |
| Subtotal | | $ 916,765 | | $ 859,258 |
| (Less) Accum. Deprec. & amort. | | (510,503) | | (343,868) |
| Net book value | | $ 406,262 | | $ 515,390 |
| Security deposit and other assets | | $ 408,389 | | $ 585,000 |
| **Total Assets** | | **$ 2,654,462** | | **$ 2,026,676** |
| **LIABILITIES** | | | | |
| Current Liabililties: | | | | |
| Accounts payable & accrued expenses | | $ 711,518 | | $ 561,267 |
| Total current liabilities | | $ 711,518 | | $ 561,267 |
| Subordinated loan payable **(Note 6)** | | $ 1,000,000 | | $ 1,000,000 |
| **Total Liabilities** | | $ 1,711,518 | | $ 1,561,267 |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock, issued and outstanding | | $ 100 | | $ 100 |
| Paid in Capital | | 859,341 | | 859,341 |
| Retained Earnings - Beginning | $ (394,032) | | $ 425,019 | |
| Net income/(loss) for the year ended | 477,535 | | (819,051) | |
| Retained Earnings/(Deficit), Ending | | 83,503 | | (394,032) |
| Total Stockholders' Equity | | $ 942,944 | | $ 465,409 |
| **Total Liab. & Stockholders' Equity** | | **$ 2,654,462** | | **$ 2,026,676** |

***The accompanying notes are an integral part of the financial statements.***

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income/(Loss) | $ 477,535 | $ (819,051) |
| Adjustments to reconcile net income to net cash provided from operating activities: | | |
| Depreciation & amortization expense | 166,635 | 148,378 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in cash deposit at brokers and dealers | (219) | 100,947 |
| Decrease in due from brokers and dealers | 163,199 | 72,894 |
| (Increase) in commissions receivable | (401,776) | (105,861) |
| Decrease in inventory | - | 5,895,398 |
| (Increase) decrease in security deposits and other assets | 176,611 | (367,615) |
| Increase (decrease) in accounts payable and accrued expenses | 150,251 | (513,145) |
| Increase (decrease) in due to clearing firm | - | (5,107,812) |
| **Net cash provided by operating activities** | **$ 732,236** | **$ (695,867)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| (Increase) in Investments | $ (20,594) | $ - |
| (Acquisition) of fixed assets and leasehold improvments | (57,507) | (130,701) |
| Increase in paid in capital | - | 557,000 |
| **Net cash provided by investing activities** | **$ (78,101)** | **$ 426,299** |
| **NET (DECREASE) IN CASH AND CASH EQUIVALENTS** | $ 654,135 | $ (269,568) |
| **CASH AND CASH EQUIVALENTS, beginning of year** | 469,247 | 738,815 |
| **CASH AND CASH EQUIVALENTS, end of year** | **$ 1,123,382** | **$ 469,247** |

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

## 1. ORGANIZATION AND NATURE OF BUSINESS

**MAGNA SECURITIES CORP.** was formed in September 1992 to engage primarily in securities brokerage activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (N.A.S.D.).

## 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions
Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes
The Company has elected to be treated as an "S" corporation for Federal income tax purposes. As a result of this election, no provision was made for Federal income taxes for years 2005 and 2004.

Statement of Cash Flows
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five to seven years. Leasehold Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 29, 30, and 31, 2005 were settled in January 2006 in fulfillment of contractual obligations without incident or exception.

## 3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under an operating lease with a remaining term of eight years and three months. Rent expense for 2005 was $483,677. Aggregate annual rental for office space at December 31, 2005 are approximately as listed below:

| | |
|---|---|
| 2006 | $450,177 |
| 2007 | $468,273 |
| 2008 | $468,273 |
| 2009 | $480,223 |
| 2010 | $492,287 |
| Thereafter | $1,312,765 |

Equipment Lease Obligations:

The Company is obligated under various equipment lease agreements. Leases expire at various dates through September 2009. Lease expense for 2005 was $167,313. Annual expenses thereafter are:

| | |
|---|---|
| 2006 | $101,844 |
| 2007 | 18,348 |
| 2008 | 1,981 |
| 2009 | 937 |
| Total | $123,110 |

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $1,122,764 which was $872,764 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 63%. The percent of debt to debt-equity total computed in accordance with rule 15c3-1(d) was 51%.

## 5. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (100 shares).

## 6. SUBORDINATED LOAN PAYABLE

The Company entered into a $1,000,000.00 subordinated loan agreement with an unrelated party on June 12, 2003 with the approval of the N.A.S.D. The loan carries an interest rate of 12 percent per annum and is due to mature on May 31, 2006. In compliance with Appendix D of S.E.C. Rule 15c3-1, prepayments, if any, of this subordinated loan requires the prior written approval of the N.A.S.D.

The Company and the lender have agreed to extend the maturity date of this loan until May 31, 2008. The interest rate and all other terms are to remain the same. The S.E.C. requires that this extension be submitted to the N.A.S.D. for approval. The N.A.S.D. approved the extension on January 30, 2006.

MAGNA SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

## Computation of Net Capital

| | |
|---|---|
| Total capital from statement of financial condition | $ 942,944 |
| Subordinated Loan | 1,000,000 |
| | $1,942,944 |
| Total non-allowable assets | ( 817,034) |
| New capital before haircuts | $1,125,910 |
| Haircuts on cash & securities on deposit at brokers and dealers | ( 3,146) |
| Net Capital | **$1,122,764** |

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required by 6.667% of $711,518 | $ 47,434 |
| Minimum net capital requirements of reporting broker-dealer | $ 250,000 |
| Net capital requirement | $ 250,000 |
| Excess net capital | $ 872,764 |
| Excess net capital at 1000% | $ 1,051,612 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total A.I. Liabilities | $ 711,518 |
| Percentage of aggregate indebtedness to net capital | 63% |
| Percentage of debt to debt-equity total (Rule 15c3(d)) | 51% |

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P.A.

MAGNA SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2005

| | 2005 | 2004 |
|---|---|---|
| Subordinated Loan Payable | $1,000,000 | $1,000,000 |
| **Total Subordinated Loan Payable** | **$1,000,000** | **$1,000,000** |